STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

OLIE INC.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "FOURTH" so that, as amended, said Article shall be and read as follows:

SEE ATTACHED EXHIBIT A

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 17th day of July, 2013.

By: ______________________
Authorized Officer

Title: President and CEO

Name: Robert Gardner
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:52 PM 07/18/2013
FILED 12:52 PM 07/18/2013
SRV 130892908 - 4910935 FILE

EXHIBIT A

FOURTH: The Corporation shall have 5 classes of stock. The total number of shares of stock which this Corporation shall have authority to issue is 3,045,000,004, of which 3,000,000,000 shares shall be Common Stock, $0.00001 par value per share (the "Common Stock"); and 4 shares shall be Class A Preferred Stock, $0.0001 par value per share (the "Class A Preferred Stock"); and 10,000,000 shares of Class B Preferred Stock, $0.0001 par value per share, and 25,000,000 shares of Class C Preferred Stock, $0.0001 par value per share; and 10,000,000 shares of Class D Preferred Stock, $0.0001 par value per share (the "Class A Preferred Stock", and together with the Class B Preferred Stock, Class C Preferred Stock and Class D Preferred Stock, the "Preferred Stock"). Subject to the limitations prescribed by law and the provisions of this Certificate of Incorporation, the Board of Directors of the Corporation is authorized to issue the preferred stock from time to time in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional, or other special rights, and such qualifications, limitations or restrictions thereof, as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such preferred stock. Subject to the powers, preference, and rights of any preferred stock, including any series thereof, having any preference or priority over, or rights superior to, the common stock and except as otherwise provided by law, the holders of common stock shall have and possess all powers and voting and other rights pertaining to the stock of the Corporation and each share of common stock shall be entitled to one vote.